# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lands' End, Inc., CIK 0000799288
CUSIP: 51509F105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Date of event which requires filing of this statement: 02/24/2025
Amends the filing with accession number 0001193125-22-076860
Filed by CIK 0000923727
Persons authorized to receive notices and communications: Bruce Newsome, Esq., Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- ESL Partners, L.P. (CIK 0000923727): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of common stock, par value $0.01 per share (the "Common Stock"), of Lands' End, Inc., a Delaware corporation (the "Issuer") held in the Liability Accounts controlled by ESL Partners, L.P., a Delaware limited partnership ("ESL").
- RBS Partners, L.P. (CIK 0000860585): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of Common Stock held in the Liability Accounts controlled by ESL. RBS Partners, L.P., a Delaware limited partnership ("RBS") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.
- ESL Investments, Inc. (CIK 0001126396): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,946; shared voting power 0; sole dispositive power 1,946; shared dispositive power 0; aggregate amount beneficially owned 1,946 (0.1% of the class)
  Comment: The figures included above reflect 1,946 shares of Common Stock held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL. ESL Investments, Inc., a Delaware corporation ("Investments") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
- Edward S. Lampert (CIK 0001183200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 17,116,376; shared voting power 0; sole dispositive power 17,116,376; shared dispositive power 0; aggregate amount beneficially owned 17,116,376 (55.3% of the class)
  Comment: The figures in Items 7, 9, 11, and 13 include (i) 1,946 shares of Common Stock, of the Issuer held in the Liability Accounts controlled by ESL, which Mr. Lampert may be deemed to indirectly beneficially own as the Chairman, Executive Officer and Director of Investments, (ii) 17,106,848 shares of Common Stock held by Mr. Lampert, (iii) 3,791 shares of Common Stock held by The Nicholas Floyd Lampert 2015 Trust ("The Nicholas Trust"), and (iv) 3,791 shares of Common Stock held by The Nina Rose Lampert 2015 Trust ("The Nina Trust" and, together with The Nicholas Trust, the "Trusts"). With respect to (i), RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL; Investments is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS; and Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, Investments. With respect to (iii) and (iv), Mr. Lampert may be deemed to have beneficial ownership of securities owned by the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Lands' End, Inc.
Address of issuer's principal executive offices: 1 Lands' End Lane, Dodgeville, Wisconsin (WI), 53595
Comment: This Amendment No. 27 to Schedule 13D (this "Amendment") amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL, RBS, Investments, and Edward S. Lampert, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC").

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

"(a) This Schedule 13D is being filed by ESL, RBS, Investments, and Edward S. Lampert by furnishing the information set forth below. ESL, RBS, Investments, and Mr. Lampert are collectively defined as the "Reporting Persons."

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the "ESL Directors and Officers"). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
"On May 24, 2022, the Mr. Lampert contributed 1,600,000 shares of Common Stock to the Edward S. Lampert 2022 GRAT I ("GRAT I") of which Mr. Lampert is the sole trustee and annuitant. As Mr. Lampert served as the sole trustee and annuinant of GRAT I, Mr. Lampert retained sole voting and dispositive power over the 1,600,000 shares of Common Stock held by GRAT I. Mr. Lampert established GRAT I for estate planning purposes. Members of Mr. Lampert's family were the beneficiaries of GRAT I.

During the second quarter of each year pursuant to the terms of the indenture agreement governing GRAT I, Mr. Lampert received an annuity amount from GRAT I, assuming that GRAT I had not expired as of the date for such annuity payment. The number of shares of Common Stock to be distributed as an annuity payment was based in part on the price of the Common Stock on the distribution date and therefore could not be calculated until the date of distribution. In addition to shares of Common Stock, the annuity payments (and their associated timing) could have included, and been based upon, amounts generated from the holdings of GRAT I including, among other things, stock recapitalizations or dividends paid or payable with respect to the shares of Common Stock held by GRAT I. On May 24, 2024, GRAT I distributed all remaining shares of Common Stock held by GRAT I to Mr. Lampert as an annuity payment, and GRAT I expired in accordance with its terms. As a result, the full 1,600,000 shares of Common Stock were distributed back to Mr. Lampert through the annuity payments, and there were no excess shares of Common Stock to distribute to the remainder beneficiaries under the indenture agreement for GRAT I.

On October 28, 2022, ESL divested beneficial ownership for purposes of Section 13(d) of the Act of an aggregate of 1,947 shares of Common Stock that were held in the Liability Accounts controlled by ESL or its designee that were established on behalf of, and for the benefit of, certain Redeeming Limited Partners that previously redeemed all of their interest in ESL in lieu of ESL withholding a reasonable reserve from the amounts that would have otherwise been distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner's share of any contingent liabilities of, or claims against, ESL. These divestures of shares of Common Stock were made at the direction and for the benefit of these Redeeming Limited Partners on a pro rata basis.

On February 24, 2025, Mr. Lampert, on behalf of himself and the Trusts, ESL, RBS, and Investments, sent the letter attached as Exhibit 99.8 hereto (the "February 24 Letter") to the Board of Directors of the Issuer (the "Board") in order to encourage the Board to commence a sale process in order for the Issuer to return value to its stockholders. The February 24 Letter also expressed Mr. Lampert's desire to seek a sale of the shares of Common Stock owned by the Reporting Persons at an appropriate value. In addition, the February 24 Letter expressed Mr. Lampert's views as to the potential value of the Issuer.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the February 24 Letter filed as Exhibit 99.8 hereto, which is incorporated by reference in its entirety herein.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:
(a) "The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. With respect to Item 13, this number is based upon 30,929,639 shares of Common Stock outstanding as of December 2, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 1, 2024, that was filed by the Issuer with the Securities and Exchange Commission on December 5, 2024.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:
(b) "Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

"99.8 - Letter from Edward S. Lampert to the Board of Directors of the Issuer, dated February 24, 2025 (filed herewith).

99.A - Annex A - List of ESL Directors and Officers (filed herewith)."

## Signatures
- ESL Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP of the GP (02/25/2025)
- RBS Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP (02/25/2025)
- ESL Investments, Inc.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer (02/25/2025)
- Edward S. Lampert: /s/ Edward S. Lampert, Edward S. Lampert (02/25/2025)